Mail Stop 4561

October 4, 2007

<u>VIA U.S. MAIL AND FAX (312) 922-6320</u>

Michael Havala
Chief Financial Officer
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 4000
Chicago, IL 60606

        Re: First Industrial Realty Trust, Inc.
                 Form 10-K for Fiscal Year Ended
                 December 31, 2006
                 Filed March 1, 2007
                 Form 8-K Filed April 30, 2007
                 File No. 1-13102

Dear Mr. Havala:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Kevin Woody
                         Branch Chief